Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022

212-838-1177

FAX – 212-208-6809

WRITER’S DIRECT LINE

(212) 838-8040

May 12, 2015

FILED VIA EDGAR

Erin Martin, Esq.,

Senior Counsel

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Manhattan Bridge Capital, Inc.

Registration Statement on Form S-3 Filed April 27, 2015

File No. 333-203678

Dear Ms. Martin:

Reference is made to your letter, dated May 11, 2015, addressed to Assaf Ran, Chief Executive Officer of Manhattan Bridge Capital Inc. (the “Company”) setting forth the Staff’s comments to the S-3 Registration Statement referenced above. On behalf of the Company, we hereby respond to your comments as follows: (For convenience sake we have reproduced your comments, in bold, above our responses.)

Where You can Find More Information; Incorporation by Reference, page 62

1.	We note on page 62 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. We also note that after the Form S-3 was filed, the registrant filed a Form 10-Q for the quarter ended March 31, 2015. Pleas amend your registration statement to specifically incorporate by reference the latest quarterly report and applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We have revised the table on page 62 so that it now reflects the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2015. In addition, we have revised the third paragraph on page 62 so that it now also incorporates the statement set forth in DCI Question 123.05 regarding filings made after the initial filing of the registration statement and before effectiveness.

2.	Please file the trust indenture or “form of indenture” prior to effectiveness under Item 601(b)(4) of Regulation S-K. See Compliance and Disclosure Interpretations, Trust Indenture Act, Question 201.04 on the Division’s website: http://ww.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Per your request, we have filed a form of trust indenture as Exhibit 4.5 to Amendment no. 1 to the registration statement.

3.	We note that you have not filed the statement of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Question 220.01 in the Compliance and Disclosure Interpretations, trust Indenture Act section, which can be located at http://ww.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

The exhibit index of the registration has been revised in accordance with your comment.

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Prior to requesting acceleration of the effective date, the Company will provide a written statement containing the acknowledgments specified in your comment letter.

Very truly yours,

/s/ STEPHEN A. ZELNICK

Stephen A. Zelnick